EXHIBIT 2

BANDERA PARTNERS LLC
26 BROADWAY  SUITE 1607   NEW YORK  NY 10004
TEL  212 232.4583  FAX 212 232.4586
jeff@banderapartners.com

May 5, 2009

Via Fax 310 536.0058
and Federal Express

Timothy Brog
Chairman of the Board of Directors
Peerless Systems Corporation
2381 Rosencrans Avenue
El Segundo, CA 90245

Dear  Mr. Brog,

Bandera Partners LLC is the manager of Bandera Master Fund L.P., which owns 3,599,320 common shares of Peerless Systems Corporation.  Our holdings account for over 20% of the shares outstanding and makes us the company’s largest shareholder by a wide margin. On behalf of Bandera Master Fund L.P., we are requesting that the Board nominate me as a director of the company.

We are pleased with the company’s performance and at this time we are not interested in trying to change the company’s capital allocation strategy.  We do not consider ourselves “activist” investors.  Instead, we believe that board representation will help us oversee our large investment in Peerless.  We think one seat out of five is a fair and reasonable request given that we own over 20% of the company.  Please let us know no later than end of business on Wednesday, May 6th as to whether the Board will nominate me.

Please let us know if the Board would like any further information to aid in its decision.  We look forward to hearing from you.

Sincerely,

/s/ Jefferson Gramm
Jefferson Gramm
Managing Director
Bandera Partners LLC